Exhibit h.3

FOREFRONT INCOME TRUST

SHAREHOLDER SERVICE PLAN

August 20, 2014

This Shareholder Service Plan, as set forth below (the “Service Plan”) for Forefront Income Trust (the “Fund”) describes the material terms and conditions under which assets of the Fund may be used to compensate the Fund’s principal underwriter within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”), and brokers, dealers and other financial intermediaries (collectively, “Financial Intermediaries”) for providing personal services to shareholders and/or the maintenance of shareholder accounts with respect to the Fund’s shares of beneficial interest (the “Shares”).

The Fund has adopted this Service Plan pursuant to which the Fund is authorized to expend, on an annual basis, a portion of its average net assets for providing personal services to shareholders and/or the maintenance of shareholder accounts. The Fund has entered into an underwriting and distribution agreement with Northern Lights Distributors, LLC (the “Distributor”), pursuant to which the Distributor acts as agent on behalf of the Fund in connection with the implementation of the Service Plan and acts as the principal underwriter with respect to the Shares. The Distributor may enter into selling agreements and/or shareholder servicing agreements (“Agreements””) with Financial Intermediaries in order to implement this Service Plan.

1. The Fund hereby is authorized to pay a service fee with respect to its Shares to any Financial Intermediary who provides personal services to shareholders and/or maintains shareholder accounts in an annual amount not to exceed 0.25% of the average net asset value of the Shares maintained in the Fund by such person that were sold on or after the date on which this Service Plan was first implemented. The aggregate amount of all such payments with respect to such Shares may not exceed 0.25% of the Fund’s average annual net assets attributable to the Shares sold on or after the date on which this Services Plan was first implemented and maintained in the Fund more than one year.

2. Payments pursuant to this Service Plan may be paid or prepaid on behalf of the Fund to the Distributor acting as the Fund’s agent.

3. Payments by the Fund to the Distributor pursuant to this Service Plan shall not be made more often than monthly upon receipt by the Fund of a separate written expense report with respect to the Shares setting forth the expenses qualifying for such reimbursement and the purposes thereof.

4. In the event that the amounts payable hereunder with respect to the Shares do not fully reimburse the Distributor for any pre-paid service fees, such unreimbursed service fee expenses will be carried forward and paid by the Fund hereunder in future years so long as this Services Plan remains in effect, subject to applicable laws and regulations.

5. The Fund shall not compensate the Distributor, and neither the Fund nor the Distributor shall compensate the Financial Intermediary, for any service related expenses incurred with respect to the Shares prior to the later of (a) the implementation of this Service Plan or (b) the date that such Financial Intermediary enters into an Agreement with the Distributor.

6. The Fund hereby authorizes the Distributor to enter into Agreements with certain Financial Intermediaries to provide compensation to such Financial Intermediaries for activities and services referred to in Paragraph 1 hereof and in Appendix A to this Shareholder Service Plan. Prior to the implementation of an Agreement, such agreement shall be approved by a majority of the Board of Trustees of the Fund and a majority of the Disinterested Trustees (within the meaning of the 1940 Act) by a vote cast in person at a meeting called for the purpose of voting on the Service Plan and such agreement. Such Agreements shall provide that the Financial Intermediary shall provide the Distributor with such information as is reasonably necessary to permit the Distributor to comply with the reporting requirements set forth in Paragraphs 3 and 8 hereof.

7. Subject to the provisions of this Service Plan, the Fund is hereby authorized to pay a service fee to any person who provides any of the foregoing services to the Fund. Such fee shall be paid only pursuant to written agreements between the Distributor and the Fund, and between the Distributor and such other person, the terms of which permit payments to such person only in accordance with the provisions of this Service Plan and which have the approval of a majority of the Disinterested Trustees by vote cast separately and cast in person at a meeting called for the purpose of voting on such written agreement.

8. The Fund and the Distributor shall prepare separate written reports for the Shares and submit such reports to the Fund’s Board of Trustees on a quarterly basis summarizing all payments made by them with respect to the Shares pursuant to this Service Plan and the agreements contemplated hereby, the purposes for which such payments were made and such other information as the Board of Trustees or the Disinterested Trustees may reasonably request from time to time, and the Board of Trustees shall review such reports and other information.

9. This Service Plan may be terminated without penalty at any time by a majority of Disinterested Trustees or by a “majority of outstanding voting securities,” as defined in the 1940 Act, of the Shares of the Fund.

10. This Service Plan shall become effective upon its approval by a majority of the Board of Trustees and a majority of the Disinterested Trustees by vote cast separately in person at a meeting called for the purpose of voting on this Service Plan and upon the commencement of the public offering of Shares of the Fund.

11. This Service Plan and any agreement contemplated hereby shall continue in effect beyond the first anniversary of its adoption by the Board of Trustees only so long as (a) its continuation is approved at least annually in the manner set forth in paragraph 10 above and (b) the selection and nomination of those Trustees of the Fund who are not “interested persons” of the Fund are committed to the discretion of such Trustees.

12. This Service Plan may not be amended to increase materially the maximum amounts permitted to be expended hereunder except with the approval of a “majority of outstanding voting securities of the Fund. This Service Plan may not be amended in any material respect except with the approval of a majority of the Disinterested Trustees. Amendments made to conform this Shareholder Service Plan to changes in the 1940 Act or other applicable law shall not be deemed to be material amendments.

APPENDIX A

to the

SHAREHOLDER SERVICE PLAN

Set forth below are the types of shareholder services which may be compensated pursuant to the Shareholder Service Plan include, but are not necessarily limited to the following services:

1.	Answering shareholder or customer inquiries of a general nature regarding the Fund;

2.	Responding to shareholder or customer inquiries and requests regarding prospectuses, statements of additional information, reports, notices (including Share repurchase offer notices), proxy statements and proxies and other Fund documents;

3.	Delivering prospectuses and annual and semi-annual reports to beneficial owners of the Fund’s Shares;

4.	Assisting the Fund in establishing and maintaining shareholder accounts and records;

5.	Assisting customers with account designations, account addresses and completing Share repurchase documents;

6.	Sub-accounting for all Fund share transactions at the shareholder level;

7.	Crediting distributions from the Fund to shareholder accounts;

8.	Determining amounts to be invested in the Fund; and

9.	Providing such other administrative services as may reasonably be requested and which are deemed necessary and beneficial to the holders of Fund Shares.